UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

File No 070-07018

REPORT FOR PERIOD

July 1, 2004 to September 30, 2004

PURSUANT TO RULE 24

In the matter of

CONESVILLE COAL PREPARATION COMPANY
Canton, Ohio

THIS IS TO CERTIFY THAT CONESVILLE COAL PREPARATION COMPANY, in accordance with the terms and conditions of, and for the purposes represented by, the application or declaration herein, the order of the Securities and Exchange Commission with respect thereto, dated October 29, 1984, provides on Exhibits 1 through 5 the following information for the period July 1, 2004 through September 30, 2004:

a) corporate statements of income by month;
b) corporate balance sheets by month;
c) statements of quantities of coal processed and customer billings for coal washing services by month;
d) summary of expenses related to the operations of the coal washing facilities by month, and;
e) the price per ton of coal deliveries by month.

SIGNATURE

As required by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Conesville Coal Prepartation Company has duly caused this report to be signed on its behalf on this 8th day of November, 2004.

By: /s/ Rebecca J. Buonavolonte

Rebecca J. Buonavolonte
Managing Director - Financial Reporting
American Electric Power Service Corporation

FILE NO.
070-07018

CONESVILLE COAL PREPARATION COMPANY
QUARTERLY REPORT PER REQUIREMENTS
OF HOLDING COMPANY ACT RELEASE NO. 23463
BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2004

CONTENTS
Exhibit
Statements of Income	1

Balance Sheets	2

Statements of Quantities of Coal Processed and
Customer Billings for Coal Washing Services	3

Statements of Cost of Operation	4

Price Per Ton of Coal Deliveries	5

Exhibit 1

CONESVILLE COAL PREPARATION COMPANY
STATEMENTS OF INCOME
BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2004
(UNAUDITED)

	Month Ended			Three Months Ended
	July 31, 2004	August 31, 2004	September 30, 2004	September 30, 2004
	(in thousands)

OPERATING REVENUES - Services to Parent	$498	$1,010	$693	$2,201

COST OF OPERATION	494	1,006	690	2,190

OPERATING INCOME	4	4	3	11

NONOPERATING INCOME	2	2	3	7

INCOME BEFORE FEDERAL INCOME TAXES AND INTEREST CHARGES	6	6	6	18

INTEREST CHARGES	-	-	-	-

FEDERAL INCOME TAX EXPENSE	-	-	-	-

NET INCOME	$6	$6	$6	$18

The common stock of the Company is wholly-owned by Columbus Southern Power Company.

Exhibit 2

CONESVILLE COAL PREPARATION COMPANY
BALANCE SHEETS
BY MONTH-END, FOR THE QUARTER ENDED SEPTEMBER 30, 2004
(UNAUDITED)

	July 31, 2004	August 31, 2004	September 30, 2004
	(in thousands)

ASSETS
MINING PLANT
Mining Plant in Service	$1,764	$1,764	$1,764
Accumulated Amortization	1,485	1,492	1,500

NET MINING PLANT	279	272	264

OTHER PROPERTY AND INVESTMENTS	59	54	49

CURRENT ASSETS
Cash and Cash Equivalents	3	2	2
Accounts Receivable - General	12	12	12
Accounts Receivable - Affiliated Companies	548	1,011	693
Advances to Affiliates	1,860	1,714	2,391
Materials and Supplies	1,365	1,355	1,365
Other	39	37	37

TOTAL CURRENT ASSETS	3,827	4,131	4,500

DEFERRED INCOME TAXES	1,722	1,729	1,748

DEFERRED CHARGES	112	18	8

TOTAL	$5,999	$6,204	$6,569

CAPITALIZATION AND LIABILITIES
SHAREHOLDER'S EQUITY
Common Stock - Par Value $1,000:
Authorized - 500 Shares;Outstanding - 100 Shares	$100	$100	$100
Accumulated Other Comprehensive Loss	(66)	(66)	(66)
Paid-in Capital	400	400	400
Retained Earnings	1,281	1,287	1,293

TOTAL SHAREHOLDER'S EQUITY	1,715	1,721	1,727

OTHER NONCURRENT LIABILITIES	3,363	3,407	3,459

CURRENT LIABILITIES
Accounts Payable - General	196	281	220
Accounts Payable - Affiliated Companies	120	38	31
Taxes Accrued	131	147	532
Other	474	488	512

TOTAL CURRENT LIABILITIES	921	954	1,295

OTHER DEFERRED CREDITS	-	122	88

TOTAL	$5,999	$6,204	$6,569

Exhibit 3

CONESVILLE COAL PREPARATION COMPANY
STATEMENTS OF QUANTITIES OF COAL PROCESSED AND
CUSTOMER BILLINGS FOR COAL WASHING SERVICES
BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2004

Services Rendered to Columbus Southern Power Company's Conesville Plant*	Raw Coal Input	Rejects	Clean Coal Output	Average Unit Price	Amount
(Month/Year)	(tons)	(tons)	(tons)	(per ton)	(000)

July 2004	114,620	15,819	98,801	$5.04	$498

August 2004	247,168	36,935	210,233	$4.81	$1,010

September 2004	174,002	29,904	144,098	$4.81	$693

*Jointly owned by Cincinnati Gas & Electric Company, Dayton Power & Light Company and Columbus Southern Power Company, the parent of Conesville Coal Preparation Company

Exhibit 4

CONESVILLE COAL PREPARATION COMPANY
STATEMENTS OF COST OF OPERATION
BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2004

	July 2004	August 2004	September 2004	Three Months Ended September 30, 2004
	(in thousands)

Labor-UMW*	$173	$172	$199	$544
Benefits-UMW*	77	95	15	187
Operating Materials	51	10	67	128
Maintenance - Materials and Services	45	97	41	183
Electricity	34	66	28	128
Other Billed Services	37	108	31	176
Taxes Other Than Income Tax	17	15	16	48
Rentals	206	216	213	635
Depreciation	8	8	8	24
Cleaning Cost Normalization**	(170)	200	(34)	(4)
Other	16	19	106	141

Total	$494	$1,006	$690	$2,190

* United Mine Workers of America.

** Represents the deferral/accrual required to establish revenue based on forecasted results for the remainder of the year. The amount of cleaning cost normalization is established on an “overall” company basis (i.e., not itemized) and is eliminated by year-end.

Exhibit 5

COLUMBUS SOUTHERN POWER COMPANY
PRICE PER TON OF COAL DELIVERIES
BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2004

	July 2004		August 2004		September 2004

Clean Coal Deliveries from Conesville Coal
Preparation Plant (a)	35.38	*	34.37	*	35.88	*

(a) Coal cleaned by Conesville Coal Preparation Plant and delivered to Columbus Southern Power’s Conesville Generating Plant. These deliveries of clean coal will normally consist of coal cleaned from beginning inventory as well as current month deliveries.

* Average price per ton.